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February 14, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Fetterolf and Erin Jaskot

Re:	Primech Holdings Pte. Ltd. Amendment No. 6 to Registration Statement on Form F-1 Filed January 31, 2023 File No. 333-264036

Dear Mr. Fetterolf and Ms. Jaskot:

On behalf of our client, Primech Holdings Pte. Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form F-1 filed on January 31, 2023 (the “Registration Statement”) contained in the Staff’s letter dated February 10, 2023 (the “Comment Letter”).

The Company has publicly filed an amendment number 7 to registration statement on Form F-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 6 to Registration Statement on Form F-1 filed January 31, 2023

Capitalization, page 45

1.	Please tell us your consideration of including notes payable in the calculation of total capitalization.

Response: The Company has revised page 45 in response to the Staff’s comment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho

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